EXHIBIT 99.1

April 24, 2023	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MOGO INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	May 19, 2023
Record Date for Voting (if applicable):	May 19, 2023
Beneficial Ownership Determination Date:	May 19, 2023
Meeting Date:	June 27, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	60800C109	CA60800C1095

Sincerely,

Computershare

Agent for MOGO INC.